Filed by Chambers Street Properties
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Gramercy Property Trust, Inc.
Commission File No.: 333-206871

Chambers Street Properties Files Definitive Proxy Materials Related to Merger with Gramercy Property Trust

PRINCETON, N.J., October 27, 2015 — (BUSINESS WIRE) — Chambers Street Properties (“Chambers Street” or the “Company”) (NYSE:CSG), a real estate investment trust focused on acquiring, owning and operating net leased industrial and office properties, today announced it has filed a definitive joint proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the pending merger with Gramercy Property Trust (“Gramercy”) and will shortly commence its mailing of proxy materials to all Chambers Street shareholders. The Company also announced it intends to release financial results for its third quarter ended September 30, 2015 in early November, however due to the pending merger, Chambers Street will not host a conference call and webcast to discuss results and operations this quarter.

As previously disclosed, the Annual Meeting of Chambers Street shareholders has been scheduled for December 15, 2015. At the Annual Meeting, Chambers Street shareholders will be asked to consider, and vote on, the proposal to approve the issuance of the Company’s common shares (“Merger Proposal”) in connection with the pending merger with Gramercy. Additionally, shareholders will be asked to consider, and vote on, the four proposals related to the Company’s annual matters which are disclosed in the joint proxy statement/prospectus.

Shareholders of record as of October 8, 2015 are entitled to vote on the Merger Proposal as well as annual matters proposals and will receive the definitive proxy materials to register their vote.

Shareholders are encouraged to read the Company’s definitive proxy materials as they provide, among other things, a detailed background of the process that led to the merger agreement with Gramercy and the reasons behind the Board of Trustees’ unanimous recommendation that shareholders vote “FOR” the Merger Proposal. Each Chambers Street shareholder vote is very important, regardless of the number of shares owned. Approval of the Merger Proposal requires the affirmative vote of a majority of all votes cast at the Annual Meeting at which a quorum is present.

The following letter to shareholders will be included in the proxy material mailing:

“October 27, 2015

Dear Fellow Shareholder,

Please find proxy materials enclosed from Chambers Street Properties (“Chambers Street”) regarding the Annual Meeting of Chambers Street shareholders scheduled for 9:00am E.T. on December 15, 2015 at the Nassau Inn Princeton, 10 Palmer Square, Princeton, New Jersey 08542.  At the Annual Meeting you will be asked to consider, and vote on, a proposal to approve the issuance of Chambers Street’s common shares (“Merger Proposal”) in connection with the pending merger with Gramercy Property Trust (“Gramercy”). Additionally, you will be asked to consider, and vote on, the four proposals related to Chambers Street’s annual matters.  Chambers Street shareholders of record as of the close of business on October 8, 2015 are entitled to notice of, and to vote at, the Annual Meeting.

Your vote is very important, regardless of the number of shares you own. The combination of Chambers Street and Gramercy cannot be completed without the approval of both Chambers Street shareholders and Gramercy common stockholders. We urge you to vote your shares today by telephone or via the Internet by following instructions on your proxy card, or please sign and return the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Annual Meeting.

Your Board of Trustees recommends that shareholders vote FOR the Merger Proposal today. After thorough deliberation by your Board of Trustees, with the assistance of Chambers Street’s independent financial and legal advisors, your Board of Trustees unanimously determined that the merger with Gramercy was advisable and in the best interests of the Chambers Street shareholders. The basis behind this determination includes:

Potential to improve future earnings growth. The combined company stands to potentially benefit from higher risk adjusted returns due to the greater stability and diversity of the larger combined property portfolio.

Mitigates the risks inherent in a stand-alone strategy. The combined larger company is expected to provide greater ability to execute on external growth strategies, while reducing the risks associated with anticipated rent roll-downs.

Confidence in the combined company’s future prospects. Led by a strong leadership team, the combined company has the potential to provide significant value appreciation to Chambers Street shareholders, who will own approximately 56% of the outstanding shares of the combined company.

Additionally, the merger with Gramercy combines two highly complementary portfolios offering a number of compelling benefits to Chambers Street shareholders including:

•                  Greater size and scale. The combined company’s greater size and scale is expected to enhance its ability to pursue larger acquisition opportunities, improve future earnings predictability, increase its flexibility to reinvest capital over time and minimize the risks associated with a capital reinvestment strategy. This merger of equals will create one of the largest industrial and office net lease REITs with 298 properties and 56 million of square feet focused in major markets throughout the U.S. and Europe.1

•                  Increased portfolio diversification. The combined company is expected to have broader tenant diversification, with the top ten tenants representing approximately 30% of total annualized base rent and no one tenant representing more than 7.0% of total annualized base rent.1

•                  Improved lease duration and high-quality tenant base. The combined portfolio would have an average lease term of 7.6 years and would maintain a high level of investment grade tenancy at approximately 46% of its annualized base rent (i.e., a tenant that has an investment grade credit rating, as determined by Standard and Poor’s or Moody’s Corporation, or a tenant whose guarantor or parent company has such rating).1

•                  Meaningful cost savings. With a greatly expanded asset base, the combined company is expected to operate more efficiently than Chambers Street as a stand-alone company. An estimated $15 million in run-rate annual cost savings is expected by the end of 2016.

•                  Enhanced financial strength and flexibility. The combined company is expected to have greater and more cost-effective access to capital, a stronger balance sheet, stronger and more predictable earnings and dividend growth trajectory, and a better ability to absorb market cycles. Additionally, the combined company is expected to have less secured debt on its balance sheet, giving it enhanced flexibility to sell assets and reposition portions of the portfolio with minimal prepayment expense.

•                  Strengthened leadership. The combined company will be led by a seasoned and proven leadership team with a strong track record of growth and commitment to corporate governance.

In order to achieve these benefits, vote today so your shares may be represented at Chambers Street’s Annual Meeting. Your vote is very important, regardless of the number of shares you own. You may vote by telephone at (800) 690-6903, by internet at www.proxyvote.com or via mail to Vote Processing c/o Broadridge Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 by marking, signing and dating the enclosed proxy card in the postage paid envelope.

We thank you for your continued support of Chambers Street.

Sincerely,

Martin A. Reid

Interim Chief Executive Officer”

1Combined company statistics are pro forma, based upon Chambers Street statistics as of June 30, 2015 and Gramercy statistics as of July 19, 2015.

About Chambers Street Properties (NYSE:CSG)

Chambers Street is a real estate investment trust focused on acquiring, owning and operating net leased industrial and office properties, leased to creditworthy tenants. As of June 30, 2015, Chambers Street owned or had a majority interest in 125 properties located across 19 U.S. states, France, Germany, and the United Kingdom encompassing approximately 37.2 million rentable square feet.

For additional information, please visit www.ChambersStreet.com.

Investor Relations
Chambers Street Properties

Heather Gentry

609-683-4900

Heather.Gentry@CSPREIT.com

Media Contacts

Lex Suvanto/Trevor Gibbons

Edelman

(212) 729-2463

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of the Company and Gramercy Property Trust Inc. (“Gramercy”) that also constitutes a definitive prospectus of the Company.  Gramercy and the Company will mail the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of the Company.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or the Company may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by the Company are also available free of charge on the Company’s website at www.chambersstreet.com or by contacting the Company’s Investor Relations Department at (609) 806-2682.

Gramercy, the Company, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC.  Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the preliminary proxy statement and other relevant materials filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.